SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001 -65
Corporate Registry (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

MINUTES OF THE BOARD OF DIRECTOR’S MEETING
HELD ON NOVEMBER 8, 2005

Date, time and venue:	On November 8, 2005, at 10 a.m., at the Company’s headquarters, at Rua Verbo Divino, 1.356 – 1o andar, Chácara Santo Antônio, in the city of São Paulo, state of São Paulo.

Attendance:	Board members representing the quorum, as the signatures stamped below.

Presiding Board:	Jorge Luiz de Barros Nóbrega – Chairman.
André Müller Borges – Secretary.

Agenda:
1. Approve the Company’s capital increase, pursuant to authorization included in the Company’s Bylaws, upon private issuance of common and preferred shares, for subscription by shareholders and payment of capital upon capitalization of tax benefits held by the controlling Shareholder ROMA PARTICIPAÇÕES LTDA. resulting from the amortization of incorporated premium, in view of the merger of GLOBOTEL PARTICIPAÇÕES S.A. (“Globotel”), with due observance of Article 7, paragraph 1, of CVM Instruction 319/99, and pursuant to clause 8 of Globotel Merger Filing.

2. Approve the results of the third quarter of 2005, as well as the material disclosed to the market.

Resolutions:	The members of the Board of Directors made the following resolutions:

1. The members of the Board of Directors approved the Company’s capital increase, within an authorized capital limit established in Article 5 of the Bylaws, amounting to R$85,656,440.32 (eighty five million, six hundred and fifty six thousand, four hundred and forty reais and thirty two cents), and the Company’s capital stock increased from R$3,388,615,744.96 (three billion, three hundred and eighty eight million, six hundred and fifteen thousand, seven hundred and forty four reais and ninety six cents), to R$3,474,272,185.28 (three billion, four hundred and seventy four million, two hundred and seventy two thousand, one hundred and eighty five reais and twenty eight cents), upon the capitalization of the tax benefits resulting from the amortization of the incorporated premium, in view of the merger of GLOBOTEL PARTICIPAÇÕES S.A. (“Globotel”), wi th due observance of Article 7, paragraph 1, of CVM Instruction 319/99 and pursuant to clause 8 of Globotel Merger Filing. This benefit was received by the controlled companies Net Belo Horizonte Ltda., Net Rio S.A., Net Brasília Ltda. and Net São Paulo Ltda. during the fiscal years ended December 31, 2003 and December 31, 2004.

1.1. In accordance with the above mentioned CVM Instruction and Article 171 of Law 6.404, as of December 15, 1976, shares will be issued in contra-entry to the credit capitalization for the benefit of the controlling Shareholder ROMA PARTICIPAÇÕES LTDA., assuring to the other Shareholders the option to exercise their preemptive rights in the subscription of these shares. The amounts paid by Shareholders that exercised the preemptive rights will be submitted directly to ROMA PARTICIPAÇÕES LTDA., holder of the credit to be capitalized.

1.2. The capital increase maintains the same proportion of the number of shares of all classes and existing classes, and each shareholder shall exercise the preemptive right on shares that are identical to those in their possession.

1.3. Shareholders shall exercise the preemptive right within the maximum period of 30 (thirty) days, as from the date of disclosure of these minutes as a Notice to Shareholders and the following conditions must be observed:

1. CAPITAL INCREASE AMOUNT

R$85,656,440.32 (eighty five million, six hundred and fifty six thousand, four hundred and forty reais and thirty two cents).

2. NUMBER AND TYPE OF SHARES TO BE ISSUED

NUMBER OF SHARES	TYPE OF SHARES
39,706,606 (thirty nine million, seven hundred and six thousand, six hundred and six)	Nominative voting nonpar, book-entry shares.
57,630,258 (fifty seven million, six hundred and thirty thousand, two hundred and fifty eight)	Nominative non-voting nonpar, book-entry shares.

3. ISSUANCE AND SUBSCRIPTION PRICES

R$0.88 (eighty eight cents in Real) per each voting share and per each non-voting share.

4. JUSTIFICATION FOR THE ISSUANCE PRICE

The share issuance price was determinad based on the weighted average of the closing price of preferred shares, according to quotations registered within the last 30 (thirty) trading sessions at the São Paulo Stock Exchange – BOVESPA, counted retroactively, from September 23, 2005 until November 7, 2005, including a 5% (five percent) discount on this average.

The issuance price shall remain fixed during the period intended for the exercise of the preemptive right.

5. TERM FOR EXERCISE OF THE PREEMPTIVE RIGHT

BEGINNING: November 9, 2005.	END: December 8, 2005.

6. PAYMENT METHOD – EXERCISE OF PREEMPTIVE RIGHT

Cash payment, in cash, upon subscription.

7. ELIGIBILITY FOR SUBSCRIPTION

7.1.	The shareholders that have purchased shares until November 8, 2005 are entitled to subscription.

7.2.	The shareholders will receive a subscription list at the address kept in Banco Itaú S.A., and may exercise the subscription and pay up at the same moment at any of the Banco Itaú S.A. branches.

7.3.	The shareholders that hold shares on deposit in CBLC – Brazilian Settlement Custody Company shall exercise their corresponding rights through their deposit agents.

8. DIVIDENDS

Upon payment of dividends related to future exercise, the shares resulting from this subscription are entitled to full dividends.

9. UNSUBSCRIBED SHARES

There will not be unsubscribed shares.

10. GENERAL INSTRUCTIONS

Shareholders that do not receive the subscription list at the address kept in Banco Itaú S.A. must go, within the period for exercise of the preemptive right, to one of the Banco Itaú S.A. branches in order to request the Shares Subscription List, indicating the number of shares that will be purchased.

11. DOCUMENTS REQUIRED FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

11.1.	Individual: Identity Card (RG), Taxpayer’s Registry with the Ministry of Finance (CPF), and proof of residence.

11.2.	Legal Entity: Articles of Association or Bylaws, as well as the minutes of the meeting at which the Board of Directors in office was elected, and proof of address.

11.3.	In the event of representation by proxy, the proxy shall be presented, in addition to the Grantor’s documents mentioned in the above items.

12. LOCATION

Banco Itaú S.A. branches.

2.	The members of the Board of Directors are fully aware and approve the results of the third quarter of 2005, as well as the material disclosed to the market.

Closure: Nothing more to be dealt with, the meeting was closed, and these minutes were drawn up, read, approved and signed by all of those attending the meeting.

Signatures: Jorge Luiz de Barros Nóbrega – Chairman, André Müller Borges – Secretary, Stefan Alexander, Sérgio Lourenço Marques, Rossana Fontenele Berto, Luis Henrique Martinez Gonçalves, Juarez de Queiroz Campos Júnior, Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jorge da Gama Braga Neto, Antonio Oscar de Carvalho Petersen Filho, João Adalberto Elek Jr. and Edgard Lobão dos Santos.

This is a free English translation of the original instrument drawn up in the company’s records.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.